Media Release
Planegg/Munich, Germany, August 3, 2022
MorphoSys AG Reports Second Quarter and First Half 2022 Financial Results
–Monjuvi® U.S. net product sales of US$ 23.3 million (€ 21.7 million) for the second quarter 2022, a 25% Q-Q growth and 29% Y-Y growth
–Efficacy and safety data of pelabresib for potential treatment improvement in myelofibrosis presented at EHA Congress 2022
–Entered into collaboration with Pfizer and Incyte for a combination study of Monjuvi and TTI-622, a Fusion Protein Directed Against CD47
–Updated financial guidance published on July 26, 2022
Conference call and webcast (in English) tomorrow, August 4, 2022, at 2:00pm CEST (1pm BST/8:00am EDT)

MorphoSys AG (FSE: MOR; NASDAQ: MOR) reports results for the second quarter and first half year of 2022.

“In the second quarter of 2022 we made important progress in advancing patient enrollment across our pivotal phase 3 studies and commercializing Monjuvi, where we observed a bounce back in sales following a challenging first quarter”, said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “Despite the reduced guidance update, we anticipate Monjuvi growth to continue into the second half of the year and beyond. We remain well capitalized to get through important clinical milestones, potentially bringing new effective blood cancer medicines to patients and generating significant value for our shareholders.”

Tafasitamab Highlights:
Monjuvi (tafasitamab-cxix) U.S. net product sales of US$ 23.3 million (€ 21.7 million) for the second quarter 2022 (Q2 2021: US$ 18.0 million (€ 14.9 million)) and US$ 41.9 million (€ 38.3 million) for the first half of 2022.
Minjuvi® royalty revenue of € 0.7 million for sales outside of the U.S. in the second quarter 2022 and € 1.4 million for the first half of 2022.
Pfizer, Incyte and MorphoSys signed a clinical trial collaboration and supply agreement on June 13, 2022, to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi plus lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplantation (ASCT).
Other highlights:
Pelabresib data presented at EHA Congress 2022: Efficacy and safety data from the ongoing phase 2 MANIFEST trial of pelabresib in myelofibrosis and translational research findings suggesting the potential disease-modifying effect of pelabresib in patients with myelofibrosis were presented in oral presentations at the European Hematology Association 2022 (EHA 2022) Hybrid Congress.
Agreement with HIBio on felzartamab and MOR210: Human Immunology Biosciences, Inc. (HIBio) signed an equity participation agreement and license agreements with MorphoSys to allow HIBio to develop and commercialize MorphoSys’ felzartamab, an anti-CD38 antibody, and MOR210, an anti-C5aR1 antibody across all indications worldwide, with the exception of Greater China for felzartamab and Greater China and South Korea for MOR210. As part of the agreements, MorphoSys will receive a 15% equity stake in HIBio, along with certain equity earn-in provisions and standard investment rights. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HIBio of up to US$ 1 billion across both programs, in addition to tiered, single- to low double-digit royalties on net sales of felzartamab and MOR210. Upon signing, MorphoSys also received an upfront payment of US$ 15 million for MOR210. HIBio has full responsibility for future development and commercialization of felzartamab and MorphoSys will transfer the development candidate and the clinical studies over to HIBio in the next months. MorphoSys will be compensated for ongoing program expenses for felzartamab during this program transition period by HIBio.
Significant Events After the End of the Second Quarter of 2022:
On July 26, 2022, MorphoSys notified Royalty Pharma that it intends to draw US$ 300.0 million (€ 296.3 million) of the development funding bond. The proceeds are anticipated to be delivered to MorphoSys in September 2022 and will be used primarily to fund development activities.

Financial Results for the Second Quarter of 2022 (IFRS):
Revenues for the second quarter 2022 were € 59.4 million compared to € 38.2 million for the same period in 2021. The year-over-year growth in Monjuvi product sales was driven by higher demand.

in € million*	Q2 2022	Q1 2022	Q2 2021	Q-Q Δ	Y-Y Δ

Revenues	59.4	41.5	38.2	43%	55%
Monjuvi product sales	21.7	16.6	14.9	31%	46%
Royalties	22.0	19.0	13.7	16%	61%
Licenses, milestones and other	15.7	5.8	9.6	> 100%	64%
* Differences due to rounding.
Cost of Sales: In the second quarter 2022, cost of sales were € 17.2 million compared to € 10.1 million for the comparable period in 2021.
Research and Development (R&D) Expenses: In the second quarter 2022, R&D expenses were € 60.9 million compared to € 40.5 million in the second quarter 2021. The increase in R&D expenses is primarily due to the first-time inclusion of Research and Development expenses from Constellation from July 2021 on and higher investment to support the advancement of clinical programs.
Selling, General and Administrative (SG&A) Expenses: Selling expenses in the second quarter 2022 were € 24.0 million compared to € 28.5 million in the second quarter 2021. The decrease was driven by higher investments in 2021 made into the commercial organization, the first full year after the Monjuvi launch. General and administrative (G&A) expenses in the second quarter 2022 amounted to € 12.4 million compared to € 30.5 million in the second quarter 2021. The decrease was driven by the transaction costs for the Constellation acquisition and Royalty Pharma agreements executed in the second quarter 2021.
Operating Loss: Operating loss amounted to € 55.1 million in the second quarter 2022 (Q2 2021: operating loss of € 71.4 million).
Consolidated Net Loss: For the second quarter 2022, consolidated net loss was € 235.0 million (Q2 2021: consolidated net profit of € 20.9 million).
Financial Results for the first six months 2022 (IFRS):
Revenues for the first six months of 2022 were € 100.9 million (H1 2021: € 85.4 million). Revenues include € 38.3 million from the recognition of Monjuvi product sales in the U.S. Royalties in H1 2022 included € 1.4 million from the sale of Minjuvi outside of the U.S. by our partner Incyte and € 39.7 million from Tremfya® sales which is fully passed onto Royalty Pharma.

in € million*	H1 2022	H1 2021	Y-Y Δ

Revenues	100.9	85.4	18%
Monjuvi product sales	38.3	27.8	38%
Royalties	41.0	25.4	61%
Licenses, milestones and other	21.5	32.3	(33) %
* Differences due to rounding.

Cost of Sales: For the first six months of 2022, cost of sales were € 25.1 million (H1 2021: € 15.2 million). The year-over-year increase was primarily driven by higher sales of Monjuvi in the U.S. and Minjuvi outside of the U.S.

R&D Expenses: In the first six months of 2022, R&D expenses were € 126.0 million compared to € 73.8 million for the same period in 2021. The R&D expenses increased due to inclusion of expenses from Constellation and higher investments to support the advancement of clinical programs.
SG&A Expenses: Selling expenses decreased in the first six months of 2022 to € 45.9 million compared to € 56.6 million for the same period in 2021. The year-over-year decrease was primarily driven by higher investments made in the commercial organization in 2021, the first full year after the Monjuvi launch. G&A expenses amounted to € 27.0 million in the first six months of 2022 compared to € 40.8 million for the same period in 2021. The year-over-year decrease was driven primarily by the transaction costs for the Constellation acquisition and Royalty Pharma agreements executed in the second quarter of 2021.
Operating Loss: Operating loss amounted to € 123.1 million in the first six months of 2022 (H1 2021: operating loss of € 101.0 million).
Consolidated Net Profit / Loss: For the first six months of 2022, consolidated net loss was € 357.6 million (H1 2021: consolidated net loss of € 20.7 million).
Cash and Other Financial Assets: As of June 30, 2022, the Company had cash and other financial assets of € 754.3 million compared to € 976.9 million on December 31, 2021. The Company anticipates proceeds of US$ 300.0 million in September 2022 from the development funding bond provided by Royalty Pharma.
Number of shares: The number of shares issued totaled 34,231,943 on June 30, 2022, remained unchanged since December 31, 2021.

Updated Full Year 2022 Financial Guidance:
The updated financial guidance was issued on July 26, 2022.

Amounts in million	Updated 2022 Financial Guidance	Previous* 2022 Financial Guidance	2022 Guidance Insights
Monjuvi U.S. Net Product Sales	US$ 90m to 110m	US$ 110m to 135m	100% of Monjuvi U.S. product sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross Margin for Monjuvi U.S. Net Product Sales	75% to 80%	75% to 80%	100% of Monjuvi U.S. product cost of sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	€ 275m to 300m	€ 300m to 325m	Reduction in guidance range driven primarily by license agreement for felzartamab to HIBio executed on June 14, 2022.
SG&A expenses	€ 150m to 165m	€ 155m to 170m	53% to 58% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys’ income statement. Incyte reimburses MorphoSys for half of these selling expenses.
*The Previous 2022 Financial Guidance was initially provided on January 7 and reiterated on March 16 and on May 4, 2022.
Additional information related to 2022 Financial Guidance:
•Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ income statement. These royalties, however, will not contribute any cash to MorphoSys as 100% of the royalties will be passed on to Royalty Pharma.
•MorphoSys anticipates receiving royalties for Minjuvi sales outside of the U.S. Guidance for these royalties is not being provided as MorphoSys does not receive any sales forecasts from its partner Incyte.
•MorphoSys does not anticipate any significant cash-accretive revenues from the achievement of milestones in 2022. Milestones for otilimab are passed on to Royalty Pharma. Milestones from all other programs remain with MorphoSys at 100%.
•MorphoSys anticipates sales of commercial and clinical supply of tafasitamab outside of the U.S. to its partner Incyte. Revenue from this supply is recorded in the “Licenses, milestones and other” category in MorphoSys’ income statement. These sales result in a zero gross profit/margin. As such, MorphoSys does not provide guidance for these sales.

•While R&D expense is anticipated to grow year-over-year due to investments in three pivotal studies, the growth is partially being offset by the consolidation of research/discovery activities.
•SG&A expense guidance range reflects savings from synergies following the acquisition of Constellation and streamlined commercialization efforts.
Operational Outlook for 2022:
MorphoSys anticipates the following key development milestones in 2022:
•First proof-of-concept data from the ongoing clinical phase 2 study of CPI-0209 in solid tumors and blood cancer;
•MorphoSys’ partner Roche expects a pivotal data readout of the GRADUATE 1 and GRADUATE 2 trials with gantenerumab in the second half of 2022. Roche initiated these phase 3 development programs for patients with Alzheimer’s disease in 2018;
•MorphoSys’ partner GSK expects a pivotal data readout of the phase 3 ContRAst program investigating otilimab for rheumatoid arthritis by the end of 2022.

MorphoSys Group Key Figures (IFRS, end of the second quarter: June 30, 2022)

in € million	H1 2022	H1 2021	Δ	Q2 2022	Q2 2021	Δ
Revenues	100.9	85.4	18%	59.4	38.2	55%
Product Sales	38.3	27.8	38%	21.7	14.9	46%
Royalties	41.0	25.4	61%	22.0	13.7	61%
Licenses, milestones and other	21.5	32.3	(33) %	15.7	9.6	64%
Cost of Sales	(25.1)	(15.2)	65%	(17.2)	(10.1)	70%
Gross Profit	75.8	70.2	8%	42.2	28.1	50%
Total Operating Expenses	(198.8)	(171.2)	16%	(97.3)	(99.5)	(2) %
Research and Development	(126.0)	(73.8)	71%	(60.9)	(40.5)	50%
Selling	(45.9)	(56.6)	(19) %	(24.0)	(28.5)	(16) %
General and Administrative	(27.0)	(40.8)	(34) %	(12.4)	(30.5)	(59) %
Operating Profit / (Loss)	(123.1)	(101.0)	22%	(55.1)	(71.4)	(23) %
Other Income	9.2	2.8	>100%	7.8	1.7	>100%
Other Expenses	(15.5)	(3.4)	>100%	(11.8)	(1.4)	>100%
Finance Income	16.7	116.3	(86) %	6.2	102.4	(94) %
Finance Expenses	(248.0)	(36.8)	>100%	(185.1)	2.9	>(100)%
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	(1.0)	0.3	>(100)%	(1.0)	0.2	>(100)%
Income Tax Benefit / (Expenses)	4.0	1.0	>100%	4.0	(13.5)	>(100)%
Consolidated Net Profit / (Loss)	(357.6)	(20.7)	>100%	(235.0)	20.9	>(100)%
Earnings per Share, Basic and Diluted	(10.47)	(0.63)	>100%	(6.88)	—	—
Earnings per Share, Basic	—	—	—	—	0.64	—
Earnings per Share, Diluted	—	—	—	—	0.61	—
Cash and other financial assets (end of period)	754.3	976.9 *	(23) %	754.3	976.9 *	(23) %
*Value as of December 31, 2021
MorphoSys will hold its conference call and webcast on August 4, 2022, to present the results of the second quarter and first half of 2022 and the outlook for 2022.
Dial-in number for the conference call (in English) at 2:00pm CEST; 1:00pm BST; 8:00am EDT:

Germany:        +49 (0)69 22222 5197
UK:            +44 (0)330 165 4012
USA:            +1 646 828 8073
Confirmation Code:     6282828

Please dial in 10 minutes before the beginning of the conference.
A live webcast and slides will be made available at the Investors section under "Upcoming Events & Conferences" on MorphoSys' website, http://www.morphosys.com and after the call, a slide-synchronized audio replay of the conference will be available at the same location.

The statement for the second quarter/first half year of 2022 (IFRS) are available for download at: https://www.morphosys.com/en/investors/financial-information

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.
About Monjuvi
Monjuvi® (tafasitamab-cxix) is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).
In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).
In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).
Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.
Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name MONJUVI® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe, the UK and Canada.
XmAb® is a registered trademark of Xencor, Inc.
Tremfya® is a registered trademark of Janssen Biotech, Inc
Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.
For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Kaitlyn Nealy Senior Director Tel: +1 857 321 8449 kaitlyn.nealy@morphosys.com	Myles Clouston Senior Director Tel: +1 857 772 0240 myles.clouston@morphosys.com